UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                            First half results for 2008

BBVA increases net profit 11.6% to €2.93bn excluding non-recurrent items

The Group maintains its ability to generate profitable growth despite the more complex environment. It made further progress with the innovation and transformation plan and it has strengthened its position in Asia and the USA

Ø Net interest income increased 23.2% and remains the main source of the Group's revenues. Furthermore operating profit excluding non-recurrent items rose 12.8%
to €5.5 billion and core revenues are up 17.3% supported by strong growth in recurrent income

Ø BBVA is among the top European banks in terms of profitability; return on equity (ROE) is 25.3% and return on assets (ROA) is 1.25%

Ø The positive results of the Group and all its business areas helps to set them apart from the rest of the international banking sector and means an increase of
10% in the first interim dividend

Ø Efficiency (measured by the cost/income ratio) continues to improve, edging towards its goal of 35% by 2010. It now stands at 40.1% (excluding Compass), compared to 41.1% a year ago

Ø BBVA monitors non-performing loans very closely; the NPL ratio for the Group as a whole is currently 1.15% and coverage is 166%

Ø The Group maintained high capital ratios, with core capital at 6.3% and Tier I at 7.7%. Furthermore it possesses latent capital gains of €2.7 billion and has additional sources of liquidity amounting to more than €50 billion

The Group is moving ahead with its strategic plans

Ø BBVA is setting aside €329m for early retirements as part of its transformation plan in Spain. The aim of this plan is to increase the marketing capacity of the branch network and to improve efficiency

Ø It is also advancing its innovation plan by launching a feature-packed personal-finance tracker (tú cuentas) for more than 4 million on-line customers

Ø It strengthened its strategic alliance with the CITIC Group in China by raising its holding in China Citic Bank from 5% to 10% (with an option to acquire an additional 5%). At the same time it increased its holding in CITIC
International Financial Holdings from 15% to 30%

Ø The Group is branding its integrated US franchise as BBVA Compass

BBVA today announced net attributable profit before non-recurrent items of €2.93 billion for the first half. This is an increase of 11.6% compared to the same period last year and it demonstrates the ability of the Group to generate profitable growth despite complex conditions such as the present ones. It is moving ahead with its strategic plans for innovation and transformation while strengthening its position in Asia and the USA.

The improvement in earnings is supported by positive contributions from all business areas following important growth in recurrent revenues. Net interest income rose 23.2%, core revenues were up 17.3% and operating profit increased
12.8%. At the same time the Group made progress in efficiency (measured by the cost/income ratio) and kept non-performing loans under control. The NPL ratio is
1.15% and the coverage ratio is 166%.

During the second quarter BBVA earmarked €329m for an early retirement programme under the transformation plan for Spain & Portugal (announced in 2007). The aim is to increase the marketing capacity of the branches and improve efficiency.
This one-time provision means that non-recurrent earnings in the first half were
€180m compared to €750m in the same period last year. Thus the Group's total net attributable profit for the half-year comes to €3.11 billion compared to €3.37 billion in 2007, affected by non-recurrent items as mentioned above.

If these extraordinary items are excluded to reveal the Group’s underlying performance, net attributable profit did extremely well considering the present financial context, rising 11.6% in the first half to €2.93 billion.

These earnings show that in the second quarter of 2008, which was a particularly difficult period for the international economy and especially for the financial sector, BBVA conserved its ability to generate profitable growth.

Business at the Group's various units increased, lifting net interest income, which was once again the principal source of recurrent revenues. This helped to highlight the excellent levels of efficiency and to obtain significant increases in operating profit and net attributable profit before non-recurrent items.
Furthermore BBVA maintained capital adequacy and loan quality at appropriate levels while enjoying comfortable liquidity.

At the same time the Group improved its position in strategic markets such as
Asia, where it reinforced its alliance with the CITIC Group. In the USA it moved ahead with integration of its franchises under the ‘BBVA Compass’ brand. It also made good progress in Spain & Portugal with the innovation and transformation plans by launching an on-line personal-finance tracker (tú cuentas) and made various modifications to the network model in Spain.

In summary, BBVA is ending the first half in a stronger position compared to its principal competitors in terms of earnings and business growth as well as capital adequacy, liquidity, risk management, efficiency and profitability. This strong position will allow it to move forward with its plans and the current situation in the financial system has not caused it to modify its strategic agenda.

The most significant aspects of the Group's performance in the second quarter and first half are summarised below:

Ø In June BBVA announced an preagreement that will strengthen its strategic partnership with CITIC Group. BBVA will increase its holdings to 10.07% of China
CITIC Bank (CNCB) and 30% of CITIC International Financial Holdings (CIFH) in
Hong Kong. The agreement entails an investment of about €800m, which includes the additional shares and a commitment to provide future funds to develop CIFH.
In addition BBVA maintains a two-year option to purchase additional shares in
CNCB, raising its holding to 15%.

Ø In the second quarter of 2008 the BBVA Group generated operating profit of
€2,795m (up 10.8% year-on-year) and obtained net attributable profit of €1,157m.
In the first half net attributable profit came to €3,108m (€3,374m in the same period last year).

Ø These figures include non-recurrent earnings. This year non-recurrent items added €180m to net attributable profit: €509m generated in the first quarter on divestment of a holding in Bradesco, less a charge of €329m in the second quarter for early retirements of a non-recurrent nature in Spain & Portugal.
This is associated with the bank’s transformation plan which entails a new distribution strategy, targeting improvements in sales productivity and cost efficiency. However, the first half of 2007 contained €750m of net attributable profit resulting from capital gains on Iberdrola and on the sale of buildings, less contributions to the BBVA Microcredit Foundation. Unless otherwise indicated the following analysis excludes the above non-recurrent earnings because this will provide a clearer picture of the Group’s performance.

Ø Therefore net attributable profit excluding non-recurrent items in the second quarter of 2008 came to €1,486m, an increase of 8.6% year-on-year. Moreover all revenue and profit lines on the income statement are the highest ever recorded by BBVA.

Ø Cumulative net attributable profit for the first half came to €2,928m, up
11.6% compared to the same period last year. Excluding the impact of exchange rates, the increase was 17.4%.

Ø Earnings per share rose 6.2% to €0.79 and ROE stands at 25.3%. Both indicators were affected by the capital increase in September 2007. ROA is 1.25%. Including non-recurrent items, earnings per share increase to €0.84, ROE is 26.0% and ROA
1.28%.

Ø As in previous quarters recurrent earnings are the main source of the Group's profit (core revenues rose 17.3% in the first half). This is especially true of net interest income, whose growth accelerated to 23.2% supported by the increase in business and an improvement in spreads.

Ø Operating profit in the first half came to €5,495m, an increase of 12.8%
compared to the same period last year (up 18.8% at constant exchange rates).
Efficiency (measured by the cost/income ratio including depreciation) stands at
42.3% (40.1% without Compass).

Ø Loan-loss provisions continue to include generic provisions linked to the growth of lending. And BBVA has still no need for asset provisions or write-offs related to the lack of stability in financial markets.

Ø Although it is affected by the general slowdown in the economy, the BBVA Group maintains commendable levels of asset quality. Furthermore, at the end of June the non-performing loan ratio was 1.15% (up from 0.99% at 31-Mar-08). The coverage ratio remained high at 166% with €7,857m in coverage funds. Of this amount generic provisions account for €5,821m (€5,468m at the same point last year).

Ø At the end of the second quarter the Group's capital base ratios were as follows: core capital was 6.3% of risk-weighted assets (similar to 31-Mar-08 and higher than 5.8% at 31-Dec-07), Tier I was 7.7% and the BIS ratio was 12.5%.

Ø In spite of divestments in recent years and the general downturn in the markets, at the end of the first half the Group had latent capital gains of
€2,716m in its portfolio of equity holdings.

Ø The BBVA Group paid a first interim dividend of €0.167 per share against 2008 earnings on 10th July. This was 10% higher than the first interim dividend paid against last year’s earnings.

Ø The main rating agencies continue to take a positive view of BBVA. This was confirmed by Fitch’s rating and positive medium-term outlook.

Ø In Spain & Portugal lending was up 6.5% year-on-year, balance-sheet deposits rose 9.4% and spreads widened. This helped net interest income to increase 12.7%
in the first half, becoming the main source of revenue. Expenses rose by only
1.4% (0.4% in the Spanish retail network), leading to improvements in operating profit (up 13.0%), efficiency and net attributable profit (which came to
€1,336m, an increase of 15.5% compared to the first half of last year).

Ø In spite of the complex situation in the markets, Wholesale Banking & Asset
Management once again demonstrated its ability to generate recurrent earnings on business with customers. Business was up 30% in terms of lending and customer funds, ordinary revenues were up 28.9%, operating profit rose 17.3% and net attributable profit increased 25.5% to €559m.

Ø In Mexico there was a sharp increase in business volume. Lending rose 23.1%
year-on-year in local currencies and customer funds grew 13.4%. Together with action to defend spreads, this lifted net interest income 15.9% and other revenues also increased. Therefore at constant exchange rates operating profit was up 24.3% for the half-year and net attributable profit rose 20.1% to €950m.

Ø The volume of lending and customer funds in the United States Area rose. It contributed €359m to the Group’s operating profit and €164m to net attributable profit (€216m excluding the amortization of intangible assets). On a like-for-like basis and at constant exchange rates, earnings in the second quarter were similar to the first quarter and higher than the fourth quarter of
2007. The Group has decided to brand its entire US network as “BBVA Compass”.

Ø In South America lending and customer funds rose 24.5% and 15.0%, respectively, year-on-year in local currencies. And, aided by an improvement in spreads, net interest income jumped 36.1%. Together with increases in net fee income and insurance revenue, operating profit rose 31.8% year-on-year at constant rates. After higher loan-loss provisions linked to the increase in lending, net attributable profit grew 17.6% to €351m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 28 July 2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer